UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

PFLT Funding II, LLC

(formerly known as MCG Capital Corporation)

(Name of Company)

590 Madison Avenue, 15th Floor, New York, NY 10022

Address of Principal Business Office

(Number and Street, City, State and Zip Code)

(212) 905-1000

Telephone Number (including area code)

814-00239

File Number under the Securities Exchange Act of 1934

Basis for filing the notification of withdrawal:

On August 18, 2015, MCG Capital Corporation, a Delaware corporation that has elected to be treated as a business development company, merged with and into PFLT Funding II, LLC (“Funding II”), with Funding II continuing as the surviving company. Funding II is a wholly owned subsidiary of PennantPark Floating Rate Capital Ltd., a Maryland corporation that has elected to be treated as a business development company.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned (as successor by merger to MCG Capital Corporation) has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of New York, New York on the 18th day of August, 2015.

PFLT Funding II, LLC

By:	/s/ Arthur H. Penn
Name: Arthur H. Penn
Title: Chief Executive Officer

Attest:	/s/ Aviv Efrat
Name: Aviv Efrat
Title: Chief Financial Officer